DOMINIK DE DANIEL
                                             Chief Financial Officer

                                             ADECCO MANAGEMENT & CONSULTING S.A.
(Adecco Logo)                                Saegereistrasse 10, P.O. Box
                                             CH-8152 Glattbrugg, Switzerland
                                             Telephone +41 44 878 8888
                                             Direct +41 44 878 8806
                                             Fax +41 44 829 8806
                                             dominik.dedaniel@adecco.com

September 5, 2006

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
United States

Attention: Larry Spirgel
           Kyle Moffatt
           Kathryn Jacobson

Mail Stop 3720


Re: Adecco S.A. Form 20-F for the fiscal year ended December 31, 2005 filed April 12, 2006 (File No. 001-14996)


Ladies and Gentlemen:

I am pleased to submit a memorandum, attached as Annex A hereto, setting forth the responses of Adecco S.A. (the "Company") to the Staff's comments made by letter dated August 22, 2006 related to the Company's Form 20-F for the fiscal year ended December 31, 2005.

The Company acknowledges that:
   - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
   - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if it would expedite your review of the responses, please do not hesitate to contact Juergen Fuhrmann, Group Accounting Officer, at +41 44 878 8855 or the undersigned at +41 44 878 8806.


Yours sincerely,

/s/ Dominik de Daniel

Dominik de Daniel
Chief Financial Officer

                                                                         ANNEX A

RESPONSES OF ADECCO S.A. TO COMMENTS TRANSMITTED BY LETTER DATED AUGUST 22, 2006

Set forth below in bold are each of the comments in the Staff's letter dated August 22, 2006 related to the Adecco S.A. (the "Company") Form 20-F for the year ended December 31, 2005 (the "2005 Form 20-F") and responses of the Company. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.


GENERAL
-------

1.   PLEASE NOTE THAT YOUR CORRECT FILE NUMBER IS 001-14996. PLEASE REVISE.

          We will comply with the Staff's comment by reflecting our correct file number in all our future filings.


RISK FACTORS
------------

THE COMPANY'S MAJOR SHAREHOLDERS, WHICH INCLUDE THE COMPANY'S CHAIRMAN AND CEO..., PAGE 7

2. WE NOTE THAT THE JACOBS GROUP IS "ENTITLED AND OBLIGED, SUBJECT TO CERTAIN CONDITIONS PRECEDENT, TO ACQUIRE ADDITIONAL 12,000,000 SHARES REPRESENTING 6.4% OF THE TOTAL ADECCO S.A. SHARES...BY JUNE 30, 2007." PLEASE TELL US AND DISCLOSE THE TERMS OF THE ARRANGEMENT, INCLUDING THE GROUP'S PURCHASE PRICE. TELL US WHETHER YOU HAVE AN OBLIGATION TO ISSUE A FIXED NUMBER OF SHARES IN THE FUTURE. ALSO, TELL US HOW YOU ACCOUNTED FOR THE ARRANGEMENT IN THE FINANCIAL STATEMENTS.

          The Company is not obliged to sell and/or issue shares to the Jacobs Group and accordingly, has not reflected any such obligation in its financial statements. Rather, the Jacobs Group is "entitled and obliged, subject to certain conditions precedent, to acquire additional 12,000,000 shares" from Akila Finance S.A. It should be noted that Akila Finance S.A. is owned and controlled by Philippe Foriel-Destezet, a member of the Company's board of directors during the fiscal year 2005 and up through May 23, 2006. Further details of the arrangement between the Jacobs Group and Akila Finance S.A., in which the Company has no involvement whatsoever, have been provided in "Item 7. Major Shareholders and Related Party Transactions" within the Company's 2005 Form 20-F. If the Jacobs Group has not acquired the additional shares prior to the filing of the Company's Form 20-F for the fiscal year ending December 31, 2006 (the "2006 Form 20-F"), we will clearly identify both parties to the arrangement in the related risk factor in such 2006 Form 20-F and in all other future filings requiring risk factor disclosure.

3. IT DOES NOT APPEAR FROM YOUR TABULAR DISCLOSURE ON PAGE F-17 THAT SOME PORTION OF THE CONDITIONAL CAPITAL IS RESERVED FOR THE JACOBS GROUP. PLEASE TELL US WHY.

          As discussed in the Company's response to comment 2 above, the Company is not obliged to sell and/or issue shares to the Jacobs Group. Accordingly, no conditional capital is reserved for such an arrangement.


                                      1/2

NOTE 10 - SHAREHOLDERS' EQUITY, PAGE F-17

4. WE NOTE FROM YOUR DISCLOSURE HEREIN THAT YOU HAVE CONDITIONAL CAPITAL TOTALING 21.2 MILLION SHARES, OF WHICH 5.9 MILLION AND 15.4 MILLION ARE RESERVED FOR THE EXERCISE OF STOCK OPTIONS AND FOR FINANCIAL INSTRUMENTS, RESPECTIVELY. IT APPEARS THAT OF THE 15.4 MILLION SHARES, APPROXIMATELY 9.5 MILLION SHARES ARE RELATED TO THE GUARANTEED CONVERTIBLE BONDS. TELL US AND DISCLOSE WHAT ACCOUNTS FOR THE BALANCE OF THE SHARES RESERVED FOR FINANCIAL INSTRUMENTS.

          As of December 31, 2005, the Company was authorized by its shareholders to issue up to 15.4 million shares of conditional capital in connection with the issuance of financial instruments, principally convertible bonds. Approximately 9.5 million shares have been earmarked for issuance upon conversion of outstanding guaranteed zero-coupon convertible bond discussed in Note 8 of the Company's financial statements appearing on page F-15 of the Company's 2005 Form 20-F. The remaining approximately 5.9 million shares represent conditional capital that was originally authorized without time limitation in connection with the issuance of a convertible bond in 1999, which was repaid in 2004 without conversion. This conditional capital remains available for issuance upon conversion of any financial instruments the Company may issue in the future. The Company will comply with the Staff's comment by adding to Note 10 of the Company's financial statements which will be filed as part of the Company's 2006 Form 20-F and in all other relevant future filings, appropriate disclosure identifying what portion of the conditional capital has been earmarked for issuance upon conversion of outstanding financial instruments and the portion that remains available for issuance upon conversion of any financial instruments the Company may issue in the future.